SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1/3 COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20 PUBLICLY-HELD COMPANY CVM Registration 1431-1 Company Registry (NIRE): 41300036535

CERTIFICATE OF THE MINUTES OF THE 240TH

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

I hereby certify, for all legal purposes, that the members of the Board of Directors - BoD met on on November 14, 2023, at 8:00 a.m. by video conference. Mr. Marcel Martins Malczewski, Chair of the Board, invited me, Victória Baraldi Mendes Batista, to act as a secretary in the meeting, and recorded the justified absence of the Board member Fernando Tadeu Perez and the presence of Mr. Daniel Pimentel Slaviero, CEO of the Company.

The Board of Directors met to discuss the following matters:

1.	Resolve on the changes to the Organizational Structure of Copel (Holding): Mr. Daniel Pimentel Slaviero, CEO of Copel, and Mrs. Ana Letícia Feller, Business Management Officer, presented the conclusion of the works carried out by Consultoria Alvarez & Marsal, consisting of advisory services for the reorganization of the operational model and a revision of the Company's budget, according to the needs already highlighted in the agenda of previous meetings that discussed the initial presentation on this matter. Subsequently, the representatives of Alvarez & Marsal presented details of the works carried out, indicating the top structure of Copel (Holding) and the scenarios for integrating the wholly owned subsidiary Copel Comercialização S.A. - Copel Mercado Livre into Copel (Holding). Following, the members of the Sustainable Development Committee - CDS, who stated that the matter was discussed during their 31st Meeting held on November 13, 2023, gave their considerations and recommended the approval of the matter by the Board of Directors. After analyzing the documentation held by the Corporate Governance Department, considering the favorable opinion by the Executive Board of Copel (Holding), recorded in its 2579th Meeting held on November 13, 2023, and having heard the Sustainable Development Committee, the Board of Directors, by unanimous votes of the attending members, resolved to: i) approve the top structure of Copel (Holding), which shall be implemented, based on the assessment made by the Company’s Management, by the 1st quarter of 2024; and ii) approve the continuation of studies relating to the potential integration of Copel Mercado Livre into Copel (Holding).

2.	Resolve on the adequacy of the compensation for Management, Fiscal Councilors and Members of Statutory Committees for 2023: Mrs. Ana Letícia Feller, Business Management Officer, presented a proposal for a partial adjustment in compensation for members of management based on strategic premises and the work presented by Fundação Instituto de Administração - FIA in 2021. She explained that the proposal is the first step towards adapting the compensation model for the members of the Company’s boards, committees, and management, aligning it with market practices. In relation to the compensation for Executive Officers, she informed that the annual performance bonus amount was reconstituted for a portion of the inflation in the period. Following, the members of the People Committee - CDG, who stated that the matter was discussed in their 4th Meeting held on November 9, 2023, gave their considerations and recommended the approval of the matter by the Board of Directors. After analyzing the documentation held by the Corporate Governance Department, considering the favorable opinion by the Executive Board of Copel (Holding), recorded in its 2578th Meeting held on November 7, 2023, and having heard the People Committee, the Board of Directors, by unanimous votes of the attending members, with the abstention of board member Fausto Augusto de Souza, resolved to authorize the forwarding of the proposal to adjust the compensation for the Members of the Company’s Management, Fiscal Council, and Statutory Committees for 2023 for approval by the Extraordinary Shareholders’ Meeting (ESM), whose call notice is hereby authorized, considering that the proposal is adequate and ready to be analyzed by the shareholders.

2/3 COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20 PUBLICLY-HELD COMPANY CVM Registration 1431-1 Company Registry (NIRE): 41300036535

3.	Resolve on the 2024 Annual Investment Budget Proposal: Mr. Adriano Rudek de Moura, Chief Finance and Investor Relations Officer, presented the Proposed Annual Investment Budget for Copel (Holding) and its Subsidiaries for the year of 2024, in the amount of R$2,432,189,866.00 (two billion, four hundred and thirty-two million, one hundred and eighty-nine thousand, eight hundred and sixty-six reais), as well as the estimated leverage, which includes the proposed amount. He concluded his presentation with a proposal for Budget Limits and Commitment for Future Years. Following, the members of the Investment and Innovation Committee - CII, who stated that the matter was discussed in their 43rd Meeting held on November 13, 2023, gave their considerations and recommended the approval of the matter by the Board of Directors. After analyzing the documentation held by the Corporate Governance Department, considering the favorable opinion by the Executive Board of Copel (Holding), recorded in its 2578th Meeting held on November 7, 2023, and having heard the Investment and Innovation Committee, the Board of Directors, by unanimous votes of the attending members, resolved to: i) approve the Annual Investment Budget Proposal for Copel (Holding) and its Subsidiaries for the 2024 Fiscal Year; and ii) approve the budget limits and commitment for future years.

4.	Resolve on the Termination of Units: Mr. Adriano Rudek de Moura, Chief Financial and Investor Relations Officer, presented a proposal for the termination of the Company’s Share Deposit Certificate Program - Units, highlighting the main rules, procedures, and definitions on the matter. After analyzing the documentation held by the Corporate Governance Department, considering the favorable opinion by the Executive Board of Copel (Holding), recorded in its 2578th Meeting held on November 7, 2023, the Board of Directors, by unanimous votes of the attending members resolved to: 1) approve the matter to be submitted to the General Shareholders' Meeting, recommending the approval of the termination of the Share Deposit Certificates Program - Units proposed by Management, under the following conditions, among others: i. the Units (CPLE11) will no longer be traded and will be divided into five shares issued by the Company, being one common share (CPLE3) and four class “B” preferred shares (CPLE6); ii. it is estimated that the last trading day for the Units will be on December 22, 2023, and the common shares and class B preferred shares will be credited to shareholders on December 26, 2023; and iii. the necessary measures will be adopted in relation to the depositary receipts, according to the strategy defined by the Company and in compliance with applicable rules of the respective jurisdictions where the depositary receipts are traded; 2) request authorization from the General Shareholders' Meeting for the Company’s management to carry out all acts required for the termination of the Program, allowing the execution of all acts and/or negotiations, approvals, signing of contracts, communications, documents or instruments deemed necessary or appropriate; and 3) authorize a General Shareholders' Meeting to be called to discuss and resolve on the matters approved in this item.

3/3 COMPANHIA PARANAENSE DE ENERGIA - COPEL Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20 PUBLICLY-HELD COMPANY CVM Registration 1431-1 Company Registry (NIRE): 41300036535

5.	Resolve on the Dividend Policy: Mr. Adriano Rudek de Moura, Chief Financial and Investor Relations Officer, presented a proposal for changes to be implemented to the Dividend Policy, in particular changes on the Board of Directors’ authority to approve extraordinary dividends, aiming to expedite the decision-making process, and he also highlighted the main rules and definitions on the matter. After analyzing the documentation held by the Corporate Governance Department, considering the favorable opinion by the Board of Copel (Holding), recorded in its 2578th Meeting held on November 7, 2023, the Board of Directors, by unanimous votes of the attending members resolved to approve the updating of the Dividend Policy under the conditions presented, which will be made available on the Company's Investor Relations website (ri.copel.com) and filed with the Brazilian Securities and Exchange Commission (CVM).

Attendance: MARCEL MARTINS MALCZEWSKI (Chair); MARCO ANTÔNIO BARBOSA CÂNDIDO (Executive Secretary); CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; GERALDO CORRÊA DE LYRA JUNIOR; JACILDO LARA MARTINS; LUCIA MARIA MARTINS CASASANTA; MARCELO SOUZA MONTEIRO; and VICTÓRIA BARALDI MENDES BATISTA (Secretary).

VICTÓRIA BARALDI MENDES BATISTA

Secretary to Copel’s Corporate Governance Department

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 24, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.